KLIKEN

Google Ads Disruptor with $31M in Revenue Since 2020


Google Ads Disruptor with $31M in Revenue Since 2020
KLiKEN
UNLEASH THE MARKETING
Inc. 5000
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kliken.com Tampa, FL

Technology | Notable Angel | SaaS | Minority Founder | AI

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. Next gen ad platform alternative to Google and Facebook Ads serving 0.5 million SMBs to date
2. Trusted and vetted by VC Stage 1 Ventures & Florida Funders
3. Revenue has increased by 371% since 2019 to over $9.8 million ARR in 2022
4. Over 30 Tier-1 business partnerships in place including WooCommerce, Wix, VISA, Ecwid & One.com
5. Kliken's Proprietary ad tech platform monetizes at scale with 40% margins
6. We have generated over $220 million in sales for our customers in the last 2 years
7. Huge Market Opportunity: 60+ million SMBs in US and EU, less than 10% of them advertise online
8. Minority-owned company with seasoned founding team with 2 PhDs in AI & web analytics

Our Team



Ricardo Lasa CEO & Co-Founder

Ricardo is an experienced two-time founder: he built both Web Piston and SiteWit before starting Kliken. He also holds an M.S. in management information systems and an MBA from USF, and he joined the HBS Launching New Ventures program in 2009.



Don Berndt Chief Scientist & Co-Founder

Donald Berndt served as a faculty member at USF for almost 30 years and co-founded Medegy Health Systems, where he worked for 11 years before launching Kliken in 2010. He also holds a Ph.D. from the Stern School of Business at NYU.



Christopher Lord CTO

A founding member of the Kliken team, Chris oversees the company's IT and data infrastructures. He brings decades of experience in both software development and IT management.



James McCart Chief AI Officer

Before joining Kliken, James published multiple articles in healthcare informatics research in leading academic journals. He also holds a Ph.D. in management information systems from USF.



Rebecca Fulton Director, Marketing

Rebecca brings over 20 years of experience in customer acquisition, consumer engagement and content marketing to the Kliken team. She holds an MBA from UF.

Google Ads Disruptor with $31M in Revenue Since 2020

WHAT IS KLIKEN?

Powerful Marketing Made Easy

Kliken is on a mission to bring Fortune 500-quality digital marketing solutions to small businesses worldwide at a fraction of the price, with no marketing experience required.



Kliken's mission is to make powerful marketing accessible, simple and cost-effective for millions of businesses world-wide.

The biggest disruptor in digital ad marketing, our proven platform consistently delivers a remarkable 5x return on ad spend (ROAS) and has generated over $220 million in sales for our customers in the past 2 years alone. Now we are ready to take our solution to the next level.

The Problem for Businesses: Navigating the Digital Marketing Landscape Alone is Daunting

The digital marketing landscape presents challenges for many businesses, including the complexity of campaign setup, slow ad approval times (up to 10 days on Google or Facebook), the daunting task of navigating online marketing independently, and the high costs associated with hiring external marketing agencies. Small to medium businesses typically operate with a marketing budget of $300-$500, yet agency fees can start at $1500 per month.

Kliken is the solution.

Our platform provides business owners with easy and affordable tools to create, track, and optimize their own paid ad campaigns. Our cutting-edge ad tech platform offers more than 1.5 million current small to medium business owners a cost-effective and high-return alternative to traditional ad giants like Google and Facebook Ads. We cater to various online businesses, including online stores, health products, beauty salons, fitness centers, legal services, architecture firms, and more. **Any business with a website is a potential Kliken customer.**


Kliken makes finding new customers online
EASY and AFFORDABLE
Monthly Agency Fees
$1500 +
› $500
Average SMB Marketing Budget
3-5x Higher Than Most Budgets

Thanks to our strategic partnerships with leading e-commerce platforms such as Wix and Weebly, business owners can kickstart an effective ad campaign with Kliken right after publishing their e-commerce site. Kliken is a win-win-win for our clients, our partners and us.

Small Businesses See Results With Kliken

Our customers consistently see exceptional results, with an impressive average return on ad spend (ROAS) of 5x– over $5 in sales for every $1 spent. Our platform's user-friendly design ensures that over 65% of customers can create impactful campaigns in under 10 minutes, maximizing efficiency. This seamless process directly contributes to their revenue growth, with Kliken generating over $220 million in sales for our customers over the last two years.


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Healthy Returns:

5X
ROAS

Fast:

<10
MIN

Increases Revenue:

$220M
GENERATED

Market Traction and Customer Acquisition

Kliken stands out among companies on WeFunder, as we are a mature, revenue-generating business with a proven track record spanning over 12 years, showcasing a strong product-market fit. **Our services currently benefit over 1.5 million small business customers.**

Our solution is seamlessly integrated into platforms boasting 500,000 stores. Organically, we acquire an impressive 5,000 new customers each month, achieving a conversion rate exceeding 10%.



5,000+
Organic New
Customers / month

5x
Average Return
on Ad Spend

10%
Conversion Rate

These subscriptions have translated into a substantial $22 million in revenue over the past two years, reflecting a remarkable 371% increase since 2019.

Looking forward, we anticipate sustained growth, projecting our revenue to reach $15 million per year with healthy 40% margins over the next 18 months.



Our outstanding revenue performance has earned us recognition on the prestigious Inc. 5000 list for three consecutive years. This list acknowledges the 5,000 fastest-growing private companies in the U.S. based on their revenue growth rate.

To solidify our market presence, we've forged partnerships with over 26 tier-1 e-commerce platforms, including industry leaders like Wix, WooCommerce, Ecwid, and Square. These collaborations extend our reach, securing a robust market position. With an average monthly customer budget of $200, our current partnerships alone represent an annual revenue potential of $120 million, emphasizing the widespread acceptance and relevance of our product.

Current Strategic Partnerships



Our Reach is Global:

Kliken is offered in 22 languages and our customers use us from all over the world. We have thousands of customers in North America, the European Union, Great Britain, Australia, and Scandinavia. Over 50% of our revenue comes from outside the US.

This Fundraise Fuels Kliken's Next Milestone

This fundraising initiative aims to secure just under $5 million to propel Kliken through an 18-month expansion plan, strategically positioning us to tap into the vast market of over 32 million small to medium businesses (SMBs) in the U.S. and 23 million in the EU.

Our commitment is to efficiently allocate these funds towards dedicated partner and customer segment expansion, as well as the development of new GPT (Generative Pre-trained Transformer) products. Additionally, we plan to add platform integrations into e-commerce giants like WooCommerce and BigCommerce.

Uses of the Funds



Already, we've successfully raised over $2 million toward our ambitious goal, demonstrating early investor confidence in our vision. Importantly, this fundraising round is designed to be conclusive; we do not anticipate further rounds after achieving our target. These funds are instrumental in solidifying Kliken's market presence, expanding our reach, and enhancing our product offerings to cater to the evolving needs of SMBs on a broader scale.

Our Proprietary Product: Kliken Disrupts Google & Facebook Ads



High-Quality Shopping and Display Ads
Created in less than 5 minutes.
KLiKEN Ads
Shooz
Freshly
Ride the waves and learn to surf with us!

We stand out by using our proprietary alternative to Google and Facebook Ads, known as Kliken Ads. Built in-house with advanced AI technology, Kliken Ads offers the same advertising services as Google or Facebook but at a significantly lower cost. Setting up an ad with us is faster too—it only takes 24 hours compared to the potential 10 days with Google or Facebook.

Moreover, since Kliken Ads is our own platform, we have control over margins and can effectively monetize it at scale. Our profit margins with Kliken Ads exceed 40%.



KLiKEN Ads Ad creation as easy as 1...2...3
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Here's How it Works:

We streamline the entire advertising journey from campaign creation to results analysis, bringing enterprise-grade marketing capabilities to small businesses.



Setup Kliken
Enter essential business information
Define the business objective
Brand Awareness | Prospecting | Retargeting

Kliken Creates Ads
Using GPT-Technology
Ads
Review Results
Manually adjust or auto-optimize

Kliken employs AI-powered technology to craft engaging graphics and compelling copy, driving traffic and generating leads and sales.

We manage campaigns across major platforms, including the Open Web, Google Search, Google Product Listings, Meta, Facebook Marketplace, YouTube, Gmail, and more.

Our advanced algorithms and machine learning ensure continuous campaign optimization for maximum returns.

Kliken's platform allows businesses to start with a modest campaign and increase their budget as they grow. Our subscription packages are strategically designed to align with a company's size and needs, promising scalability alongside success in the dynamic digital advertising landscape.

Our Users Love Us.

Kliken is already the highest-rated advertising app in our partner marketplaces. With 4.5 stars on Wix, 4.3 stars on WooCommerce, and 3.9 stars on Google.



We deliver better results **for a better price** to all of our customers:

Sara
★★★★★

Kliken has helped us streamline our Google Shopping Ads process by making it simple and easy while also increasing sales and lowering our cost of customer acquisition.

Seth | Dr. Techlove
★★★★★

If I could give any advice to people on the fence, GET STARTED ASAP. You will see a return immediately. It is a 10/10, automated, cost-effective and delivers. It is the ultimate marketing solution for WooCommerce merchants.

Kory
★★★★★

I'm not sure what the secret sauce is, but this is the first worthwhile marketing money I've spent in the past 2 years.

How We Make Money

At Kliken, we offer advertising solutions for businesses of all sizes, from small local shops to medium-sized enterprises. Our pricing is flexible, starting from $5 per day to $10,000 per month, ensuring accessibility and a natural growth path without any upfront costs or long-term contracts.

Our revenue primarily comes from two sources:

1. **Monthly Platform Fees:** Customers pay a monthly fee ranging from $20 to $100, depending on their chosen plan.

2. **Ad Management Fees:** We charge a fee for managing ads, ranging from 5% to 40% of the ad spend.

Platform Fee + **Management Fee**


How We Profit:

We maintain a healthy 40% profit margin with Kliken Ads. This means that for every $100 spent on our platform, we generate $40 in profit. This sustainable model enables us to build a robust business that can scale to generate millions in revenue, growing alongside our customers.

For example:

- Customer running a $250/mo campaign: Kliken makes $100/mo

- Customer running a $1,000/mo campaign: Kliken makes $400/mo

- Customer running a $5,000/mo campaign: Kliken makes $2,000/mo

By keeping things simple and transparent, we aim to provide value for businesses while ensuring a profitable and scalable future for Kliken.

Kliken is the Competitive Leader in Privacy-Centric AdTech

At Kliken, we lead the way in privacy-centric AdTech, setting ourselves apart in a crowded digital market. Unlike many other AdTech platforms, Kliken excels in both effectiveness and affordability. We prioritize the future by embracing cookieless advertising, ensuring a privacy-respecting approach to reaching target audiences. With alternative identifiers like UID2 and advanced technologies, our cookieless advertising not only respects privacy preferences but also enables businesses to deliver personalized experiences without invasive tracking mechanisms.

How we stack up against the competition

	KLIKEN	Marketing Agency	Google Ads	Facebook Ads
Easy to Use	✓	✓	✓	✓
Priced for Small Business	✓	✓	✓	✓
AI Powered Onboarding	✓	✓	✓	✓
Efficient Customer Acquisition	✓	✓	✓	✓
Privacy Centric UID2.0	✓	✓	✓	✓

Our commitment to transparency is unwavering. Unlike some AdTech platforms that raise concerns about conflicts of interest, Kliken operates on the Open Web. We don't own any inventory, eliminating potential conflicts, and allowing us to remain dedicated to empowering our customers to grow.

Kliken is Poised to Take Over the Market

The potential for Kliken in the market is massive. In the US, there are 32 million small and medium-sized businesses (SMBs), and in the EU, there are 23 million SMBs. Surprisingly, only 10% of these businesses are currently advertising online (source, source, source). With Kliken's already established global presence and the support from your investment, we are positioned to be the solution for the 90% of companies that haven't explored the earning potential of digital ads yet.



Additionally, the e-commerce software and platform market are experiencing rapid growth, **with a Compound Annual Growth Rate (CAGR) of 12.5% (source)**. As consumers increasingly prefer online purchases, this growth presents another opportunity that Kliken is uniquely positioned to capitalize on.



We Want You to Be Part of Our Future Success.

With all of our sales and recognition, you may ask: Why are we crowdfunding? The answer is two-fold:

Reason Number 1: to achieve the global reach we know we can, we require a capital infusion to invest in key tech optimizations, increase our sales and marketing power, and onboard additional strategic integrations.

Reason Number 2: We want to offer our community of Small Business Owners the opportunity to be part of our success. Earlier in our journey, we raised millions of dollars in traditional equity. Now that we are in a place to raise again, we want to share ownership of Kliken's expansion with those who it was designed to serve.

Your investment will help us reach the next milestone of growth.

Thank you for taking the time to understand Kliken's mission and the exciting potential in the market. If you've read this far, you're likely considering joining our mission, and we appreciate your interest. Every investment involves some level of risk, and there's always a chance things may not go exactly as planned.

However, Kliken has a proven 12-year track record as one of the most effective digital ad solutions for small-to-medium businesses. Our success story speaks for itself. While our journey has been fruitful so far, the road ahead holds even greater promise! We extend a warm invitation for you to join us on our path to becoming the global leader in our space. Together, let's democratize the power of marketing for small businesses everywhere. Your support can make a significant impact, and we're excited about the journey ahead.

Join us in shaping the future of digital advertising and empowering small businesses worldwide!

Kliken is the Right Investment at the Right Time



The Right MISSION
Democratizing Digital Marketing
The Right TIME
We Have the Partnerships to Scale
The Right TEAM
Entrepreneurs and Ph.Ds at the Forefront of AI and Digital Marketing
The Right INVESTMENT
12-Year Record of Sales & Revenue Growth
The Right MARKET
E-Commerce Platforms Growing 12.5% YoY
The Right TECHNOLOGY
Proprietary AI Analytics + Kliken Ads In-House Advertising Platform
WAKE
KLIKEN